Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports All-Time Record Revenues
for Q4 & Full-Year 2018

– 2018 - $133.8M Revenues With $2.79 EPS; Q4 - $45.5M Revenues With $1.17 EPS –

KFAR SAVA, Israel, January 31, 2019 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the fourth quarter and full year ended December 31, 2018.

Financial Results

Full Year: For the full year 2018, Silicom’s revenues totalled $133.8 million, up 6% compared with $125.7 million in 2017. These are the Company’s highest-ever revenues for a full-year period.

On a GAAP basis, net income for the year totalled $14.6 million, or $1.91 per diluted share ($1.94 per basic share), compared with $21.7 million, or $2.86 per diluted share ($2.91 per basic share), in 2017.

On a non-GAAP basis (as described and reconciled below), net income for the year totalled $21.3 million, or $2.79 per diluted share ($2.83 per basic share), compared with $21.7 million, or $2.85 per diluted share ($2.91 per basic share), for 2017.

Fourth Quarter: Revenues for the fourth quarter of 2018 totalled $45.5 million, the Company’s highest-ever revenues for a quarterly period. The quarter’s revenues represented a 20% increase compared with $37.8 million in the fourth quarter of 2017, and a 46% increase compared sequentially with Q3 2018.

On a GAAP basis, net income for the quarter totalled $9.9 million, or $1.29 per diluted share ($1.31 per basic share), compared with $10.3 million, or $1.34 per diluted share ($1.37 per basic share), for the fourth quarter of 2017.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $8.9 million, or $1.17 per diluted share ($1.18 per basic share), up 30% compared with $6.9 million, or $0.89 per diluted share ($0.91 per basic share), for the fourth quarter of 2017.

Guidance for the First Quarter of 2019

Management projects that revenues for the first quarter of 2019 will total $30 to $31 million.

Comments of Management

Shaike Orbach, Silicom’s President and CEO, commented, “We are excited to report all-time high revenues, both for a quarterly period and for a full year. This accomplishment is even more dramatic after neutralizing the impact of the cancellation of our biggest-ever project by our top-10 Cloud player customer in March 2018, all aspects of which are now completely included in our reports. Since our revenues from the cancelled project were about $10 million lower in 2018 than they were in 2017, excluding its revenues from both years gives us over 15% year-over-year revenue growth for 2018. This confirms – as we asserted immediately after the cancelation of the project - that our sales engines remain powerful and that our long-term prospects remain intact.

“This double-digit growth is being driven primarily by our uCPE/EDGE product lines, which are benefitting from some of the market’s hottest trends, such as the transition to SD-WAN and NFV and the powerful need that it is creating for our uniquely reliable and innovative products. During the quarter, we announced that one of the world’s largest service providers selected our modular uCPE units for its worldwide NFV implementation, with SD-WAN integrated as one of its network functions. Earlier, we announced a win with a major telco and other SD-WAN related wins, all of which - while still in the early stages of deployment with many unknowns – have begun contributing nicely to our revenues. While uncertainty about our customers’ product launch and ramp-up plans may affect the timing of our Edge product revenues, we are increasingly confident about their strong, long-term growth potential.”

Mr. Orbach concluded, “These wins, including our recent FPGA-related Design Win announcement and the numerous opportunities that are moving forward in our pipeline, confirm our favorable positioning and our overall growth potential. To serve these customers, we continue to build out all aspects of our capabilities and to expand our value-added support.”

***

Conference Call Details
Silicom’s Management will host an interactive conference today, January 31st, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

 To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

***

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, taxes on amortization of acquired intangible assets, as well as discontinued project-related write-offs. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets (US$ thousands)

	December 31,	December 31,
	2018	2017

Assets

Current assets
Cash and cash equivalents	$26,808	$17,021
Marketable securities	1,600	7,752
Accounts receivables: Trade, net	23,817	41,367
Accounts receivables: Other	9,487	5,823
Inventories	42,369	51,487
Total current assets	104,081	123,450

Marketable securities	45,612	5,945
Assets held for employees’ severance benefits	1,517	1,591
Deferred tax assets	1,113	899
Property, plant and equipment, net	3,670	4,121
Intangible assets, net	966	1,047
Goodwill	25,561	25,561

Total assets	$182,520	$162,614

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$15,407	$12,629
Other accounts payable and accrued expenses	6,133	6,420

Total current liabilities	21,540	19,049

Liability for employees’ severance benefits	2,612	2,765
Deferred tax liabilities	219	-

Total liabilities	24,371	21,814

Shareholders' equity
Ordinary shares and additional paid-in capital	54,643	51,931
Treasury shares	(38)	(38)
Retained earnings	103,544	88,907
Total shareholders' equity	158,149	140,800

Total liabilities and shareholders' equity	$182,520	$162,614

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2018	2017	2018	2017

Sales	$45,524	$37,781	$133,753	$125,690
Cost of sales	27,428	24,258	91,697	79,762
Gross profit	18,096	13,523	42,056	45,928

Research and development expenses	4,076	3,522	14,820	13,915
Selling and marketing expenses	1,911	1,922	6,642	6,722
General and administrative expenses	1,012	(3,567)	3,943	(135)
Total operating expenses	6,999	1,877	25,405	20,502

Operating income (loss)	11,097	11,646	16,651	25,426

Financial income, net	204	32	923	156
Income (Loss) before income taxes	11,301	11,678	17,574	25,582
Income taxes	1,427	1,367	2,937	3,868
Net income (loss)	$9,874	$10,311	$14,637	$21,714

Basic income (loss) per ordinary share (US$)	$1.31	$1.37	$1.94	$2.91

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,556	7,535	7,552	7,456

Diluted income (loss) per ordinary share (US$)	$1.29	$1.34	$1.91	$2.86

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,652	7,710	7,657	7,602

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2018	2017	2018	2017

GAAP gross profit	$18,096	$13,523	$42,056	$45,928
(1) Share-based compensation (*)	135	70	372	320
(2) Discontinued project-related write-offs	(1,772)	-	3,213	-
Non-GAAP gross profit	$16,459	$13,593	$45,641	$46,248

GAAP operating income (loss)	$11,097	$11,646	$16,651	$25,426
Gross profit adjustments	(1,637)	70	3,585	320
(1) Share-based compensation (*)	582	466	2,052	2,104
(2) Discontinued project-related write-offs	-	-	13	-
(3) Amortization of acquired intangible assets	93	442	1,026	1,876
(4) Changes in the fair value of contingent consideration	-	(4,821)	-	(4,642)
Non-GAAP operating income	$10,135	$7,803	$23,327	$25,084

GAAP net income (loss)	$9,874	$10,311	$14,637	$21,714
Operating income adjustments	(962)	(3,843)	6,676	(342)
(5) Taxes on amortization of acquired intangible assets	12	405	36	324
Non-GAAP net income	$8,924	$6,873	$21,349	$21,696

GAAP net income (loss)	$9,874	$10,311	$14,637	$21,714
Adjustments for Non-GAAP cost of sales	(1,637)	70	3,585	320
Adjustments for Non-GAAP Research and development expenses	428	478	1,608	2,073
Adjustments for Non-GAAP Selling and marketing expenses	193	271	953	1,172
Adjustments for Non-GAAP General and administrative expenses	54	(4,662)	530	(3,907)
Adjustments for Non-GAAP Income taxes	12	405	36	324
Non-GAAP net income	$8,924	$6,873	$21,349	$21,696

GAAP basic income (loss) per ordinary share (US$)	$1.31	$1.37	$1.94	$2.91
(1) Share-based compensation (*)	0.09	0.07	0.32	0.33
(2) Discontinued project-related write-offs	(0.23)	-	0.43	-
(3-5) Acquisition-related adjustments	0.01	(0.53)	0.14	(0.33)
Non-GAAP basic income per ordinary share (US$)	$1.18	$0.91	$2.83	$2.91

GAAP diluted income (loss) per ordinary share (US$)	$1.29	$1.34	$1.91	$2.86
(1) Share-based compensation (*)	0.09	0.07	0.32	0.31
(2) Discontinued project-related write-offs	(0.23)	-	0.42	-
(3-5) Acquisition-related adjustments	0.02	(0.52)	0.14	(0.32)
Non-GAAP diluted income per ordinary share (US$)	$1.17	$0.89	$2.79	$2.85

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))